Reynolds Blue Chip Growth Fund

The long-term strategy of the Reynolds Blue
Chip Growth Fund is to emphasize
investment in “blue chip” growth
companies. In the long-term these
companies build value as their earnings
grow. This growth in value should ultimately
be recognized in higher stock prices for
these companies.

Performance Discussion & Analysis
For our latest market comments, please see the latest Shareholder Report.

Portfolio Manager
Frederick L. Reynolds

Investment Objective
Seeking Long-term Capital Appreciation.

General

Category:	Equity	Minimum Investment
Symbol:	RBCGX	Initial:	$1000
Inception Date:	8/12/88	Subsequent:	$100
Net Assets in Millions:	$188.0	Initial IRA:	$1000
(as of 06/30/12)		Subsequent IRA:	$100
		Automatic Investment Plan:	$50

Performance Data

Average Annual Total Return (as of 6/30/12)		Cumulative Total Return (as of 6/30/12)
	Return		Return
1 Year	(4.05)%	1 Year	(4.05)%
3 Year	+17.45%	3 Year	+62.01%
5 Year	+12.36%	5 Year	+79.08%
10 Year	+8.59%	10 Year	+127.92%
Life of Fund	+8.05%	Life of Fund	+535.23%

	Calendar Year End Data
Year	2011	2010	2009	2008	2007	2006	2005	2004	2003	2002
Total Return	(6.14)%	+24.57%	+41.87%	(5.09)%	+8.29%	+1.37%	(3.33)%	(1.43)%	+41.8%	(36.6)%
Capital Gains	0	0	0	0	0	0	0	0	0	0
Dividends	0	0	0	0	0.2104	0	0	0	0	0
Net Assets ($millions)	$206.8	$174.5	$59.6	$21.4	$25.4	$34.2	$49.4	$90.1	$125.0	$88.7
Value $10,000	$58,661	$62,496	$50,168	$35,363	$37,258	$34,405	$33,940	$35,109	$35,619	$25,115
invested on 8/12/88

Operations Data
Front end Load: None
Redemption Fee: None
Expense Ratio1 : 1.54%
(as of 03/31/12)

	Asset Allocation
Date	06/30/12	03/31/12	12/31/11	09/30/11	06/30/11
Equities	99.74%	99.97%	100.21%	98.02%	98.88%
Preferred Stock	0.29%	0.28%	0.24%	0.21%	0.20%
Cash	(0.03)%	(0.25)%	(0.45)%	1.77%	0.92%

Turnover Rate: 42%
(as of 03/31/12)

Top Ten Investment Holdings		Top Ten Industry Weightings
(as of 06/30/12)		(as of 06/30/12)
Apple Inc.	5.0%	Specialty Retail	8.3%
Dollar Tree, Inc.	0.9%	Hotels, Restaurants & Leisure	6.2%
Priceline.com Inc.	0.8%	Computers & Peripherals	5.8%
Monster Beverage Corporation	0.8%	Software	5.2%
Ross Stores, Inc.	0.7%	Chemicals	3.8%
Whole Foods Market, Inc.	0.7%	Media	3.1%
The Home Depot, Inc.	0.7%	Machinery	3.0%
The TJX Companies, Inc.	0.6%	Beverages	3.0%
Pier 1 Imports, Inc.	0.6%	Oil, Gas & Consumable Fuels	3.0%
Starbucks Corp.	0.6%	Pharmaceuticals	2.9%

The Global Industry Classification Standard (GICS®) was developed by and/or is the exclusive property of MSCI, Inc. and Standard & Poor's Financial Services LLC ("S&P"). GICS is a service mark of MSCI and S&P and has been licensed for use by U.S. Bancorp Fund Services, LLC.

1The Adviser has undertaken to reimburse the Fund to the extent that the aggregate annual operating expenses, including investment advisory fees and administration fees but excluding interest, taxes, brokerage commissions and other costs incurred in connection with the purchase or sale of portfolio securities, and extraordinary items, exceed that percentage of the average net assets of the Fund for the year, as determined by valuations made as of the close of each business day of the year, which is the most restrictive percentage provided by the state laws of the various states in which the shares of the Fund are qualified for sale or, if the states in which the shares of the Fund are qualified for sale impose no such restrictions, 2%. As of the date hereof, no such state law provision was applicable to the Fund. The Fund monitors its expense ratio on a monthly basis. If the accrued amount of the expenses of the Fund exceeds the expense limitation, the Fund creates an account receivable from the Adviser for the amount of such excess. Refer to the current Prospectus and Statement of Additional Information for other historical performance information.

Past performance is not a guarantee of future performance. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.